SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces new destination: Araçatuba

São Paulo, May 27, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announces a new destination in the Company's domestic network: the city of Araçatuba, located in the State of São Paulo, will be served via direct flights to the city of São Paulo.

“We are proud to announce regular flights to this new destination with our modern Boeing 737 jets, which offer Wi-Fi and live TV. These new flights reinforce our São Paulo network expansion, which aims to strengthen the competitive position of GOL in the State and in Brazil. With these flights, we now serve a total of 75 destinations, expanding the best-in-class service flight options already offered to our Customers,” says Eduardo Bernardes, Vice President of Sales and Marketing. “We believe in our differentiated, high-quality products and services provide the best travel experience for both corporate and leisure customers,” adds Bernardes.

The new flights to the Guarulhos International Airport will allow fast and easy connections with other destinations operated by GOL and its partners. With launch scheduled for November, Araçatuba will have non-stop daily flights and it will be the seventh regional destination GOL has announced this year. In March, the Company announced regular flights to the cities of Cascavel, Passo Fundo, Vitória da Conquista, Sinop, Franca, and Barretos. The new destinations are part of GOL’s plans to increase flights in the state of São Paulo, together with the reduction of the state taxes on jet fuel - an initiative that is important for developing and incentivizing the country’s air travel.

GOL will fly this new route with its Boeing 737-700 Next Generation aircraft, which carry up to 138 passengers and will be the largest capacity aircraft to operate on this route. Customers will have at their disposal all the convenience and comfort already offered on the company's domestic flights, such as on-board service with free snacks and drinks and the most complete connectivity and entertainment platform with movies, series and live TV at no additional cost. In addition, passengers can connect to the in-flight internet service to send and receive messages and access social networks and e-mail.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 72 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces new destination: Araçatuba

of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.